SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                 Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of
1934)

                         Amendment No. 3
                        (Final Amendment)

            PTI, Inc. (f\k\a Physio Technology, Inc.)
                         (Name of Issuer)

                            PTI, Inc.
                          John C. Castel
                      Castel Holdings, Inc.
               (Name of Person(s) Filing Statement)

                    Common Stock, no par value
                  (Title of Class of Securities)

                            719433104
              (CUSIP Number of Class of Securities)

          John C. Castel                Howard H. Mick
            PTI, Inc.             Stinson, Mag & Fizzell, P.C.
     6700 S.W. Topeka Blvd.          1201 Walnut, Suite 2800
     Forbes Field, Bldg. 140       Kansas City, Missouri 64106
     Topeka, Kansas 66619               (816) 842-8600
        (800) 255-3554

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
Statement)

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
or Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange
Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.   [ ]  A tender offer.

     d.   [x]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

          This final amendment to the Rule 13e-3 Transaction Statement previously filed by PTI, Inc., a Kansas corporation ("PTI"), Castel Holdings, Inc., a Kansas corporation ("Castel Holdings"), and John C. Castel reports the results of the merger of PTI with and into Castel Holdings (which merger constituted the "Rule 13e-3 transaction" which was the subject of such Statement) pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the Rule 13e-3 Transaction Statement of PTI, Castel Holdings and John C. Castel is hereby amended by adding thereto the following:

          Effective December 31, 1997, PTI merged with and into Castel Holdings (the "Merger"), pursuant to a Certificate of Ownership and Merger filed with the Kansas Secretary of State on such date. Accordingly, PTI no longer exists, and all shares of PTI Common Stock, no par value per share ("PTI Common Stock"), were canceled. As a result of the Merger, 1,245,673 shares of PTI Common Stock held by stockholders of PTI other than Castel Holdings were canceled and extinguished. Cash payments as described in the Rule 13e-3 Transaction Statement were transmitted to such stockholders.

          The Merger caused the number of record holders of PTI Common Stock to decline to zero. A Form 15 Certification and Notice of Termination of Registration will be filed on January 9, 1998 certifying the number of record holders of PTI Common Stock to the Commission. That filing will be accompanied by a request that the 90-day waiting period provided in Section 12(g)(4) of the Exchange Act be accelerated to permit termination of the registration of the shares of PTI Common Stock on January 9, 1998 or as soon thereafter as practicable.

                            SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 9, 1998.


                                      PTI, INC.


                                      By:  /s/  John C. Castel
                                      Name: John C. Castel
                                      Title:   President



                                      /s/  John C. Castel
                                      John C. Castel


                                      CASTEL HOLDINGS, INC.


                                      By: /s/  John C. Castel
                                            Name: John C. Castel
                                            Title:   President